FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Activity report first half 2004-2005

Item 1

Activity report First half 2004-2005

Significant events

(millions of euro)

	First half 2003-2004	First half 2004-2005	Variation excluding exchange rate effect	Exchange rate effect	Total variation
Revenues	5 890	5 890	+3.7% (1)	- 3.7%	0%
EBITA	281	278	+3.1%	- 4.1%	- 1.0%
Financial expense	(65)	(55)	N/A	N/A	N/A
Exceptional loss	(11)	(69)	N/A	N/A	N/A
Group net income	97	67	-27.2%	- 4.2%	- 31.4%
Group net income, excluding U.S. litigation expense	97	107	+13.9%	- 4.2%	+9.7%
(1) 4% at constant consolidation scope and excluding exchange rate effect.

The continuation of the appreciation of the euro against other currencies, notably the U.S. dollar, led to conversion effects on our consolidated financial statements, which reduced revenues, EBITA and Group net income by close to 4%.

  Organic growth in revenues, at a constant consolidation scope and excluding exchange rate effects, was 4%, compared to 3.9% for the same period in the prior year, which benefited from the favorable impact of the Rugby World Cup in November 2003. Excluding this event, organic growth was 4.8%. For the half year, organic growth accelerated, both in North America as well as in Continental Europe.

  EBITA increased by 3.1% and was in line with our forecasts (excluding exchange rate variations).

  Financial expense of 55 million euro improved by 10 million euro as a result of the reduction in our debt.

  The exceptional loss totaled 69 million euro and mainly included the provision of 60 million euro related to the class action litigation in the U.S., which Sodexho, Inc. settled on April 27, 2005. Without admitting any liability and to avoid protracted legal proceedings, the Board of Directors preferred a settlement.

  Group net income was 67 million euro after including the net-of-tax exceptional provision of 40 million euro related to the U.S. litigation. Group net income, excluding this exceptional item, totaled 107 million euro which represents an increase of 13.9%. Our excellent financial model, which allows us to generate cash and therefore reduce our financing costs, contributed to this good performance.

Revenues and EBITA by activity

Revenues by activity (millions of euro)	Half year 2004-2005	Half year 2003-2004	Variation at current exchange rates	Variation at constant exchange rates
			%	%

Food and Management Services

North America	2 586	2 661	- 2.8%	4.4%

Continental Europe	1 981	1 898	4.4%	4.3%

United Kingdom and Ireland	640	654	-2.2%	- 2.1%

Rest of the World	552	550	0.4%	4.3%

Total	5 759	5 763	- 0.1%	3.6%

Service Vouchers and Cards	131	127	3.7%	6.8%

Total	5 890	5 890	0%	3.7%

EBITA by activity (millions of euro)	Half year 2004-2005	Half year 2003-2004	Variation at current exchange rates	Variation at constant exchange rates
			%	%

Food and Management Services
North America	135	146	- 7.5%	- 0.7%

Continental Europe	101	87	15.8%	15.7%

United Kingdom and Ireland	11	5	104.6%	104.7%

Rest of the World	12	19	- 33.8%	- 29.1%

Total	259	257	0.9%	5.0%

Service Vouchers and Cards	39	37	5.4%	7.5%

Corporate expenses	(20)	(13)	54.0%	54.2%

Total	278	281	- 1.0%	3.1%

During the first half of 2004-2005, activities located outside of the Euro zone represented 69% of revenues (of which 43% were in US dollars) and 52% of EBITA (of which 34% were in US dollars).

Food and Management Services

In Food and Management Services, organic growth in revenues totaled 3.9% for the first half of 2004-2005, including 2.8% in Business and Industry, 5.1% in Education, and 4.8% in Healthcare.

Analysis by geographic region

North America

In North America, revenues were 2.6 billion euro with an organic growth rate that increased to 4.4% compared to 4.1% for the same period in the prior year.

The Business and Industry segment, including Defense, recorded a decrease in organic growth of 1.1%, with a decline of 0.4% for Business and Industry and 7.7% for Defense.

In Healthcare, organic growth accelerated to 7%. This performance resulted from both an increase in revenues on existing sites and the commercial dynamism of our teams, both in the acute-care and senior markets.

The Education segment similarly registered satisfactory performance with an organic growth rate of 6%, thanks to the growth in patronage on our sites and the opening, at the beginning of the school year, of a number of contracts signed last summer.

During the first half of the year, we gained several large contracts such as, for example, food services for the New York City Health and Hospital Corporation, the Memorial Hermann System in Texas, General Electric in several states, and the Johnson Space Center (NASA).

Excluding currency effects, EBITA of 135 million euro was slightly lower than that for the same period in the prior year. The EBITA margin was 5.2% compared to 5.5% for the first half of the prior year. Three main factors explain this contraction:

  lower patronage at US Marine Corps bases as a result of the deployment of troops outside of the US and protracted discussions on certain adjustments, start-up costs on large higher education contracts signed at the end of the prior year, and continued pressure on insurance and health care costs.
Continental Europe

In Continental Europe, revenues totaled 2.0 billion euro, with organic growth of 4.1%, a net improvement over the 3.3% earned in the same period in the prior year.

Despite weak economic growth, Business and Industry revenues increased by 4.9%, with greater improvements in France, Spain, Germany and Central Europe, than in Scandinavia, the Netherlands and Italy.

Organic growth in Education totaled 4.2% as compared to 3.6% for the same period in the prior year, notably due to the opening of contracts signed in the prior year.

In Healthcare, organic growth was only 2%, reflecting our strong selectivity in our choice of clients.

Among the latest commercial successes we can cite the center of the Atomic Energy Commissariat in Cadarache, several La Poste sites in France, Russian Aluminium in Russia, Citibank in Budapest, the public schools of Duisburg in Germany, and the Public Assistance Hospitals in Paris.

EBITA rose to 101 million euro, an increase of 15.7% excluding exchange rate effects. This progression resulted, in part, from the initial positive effects of the reorganization of the meal delivery activity in the Education segment in France, which temporarily weighed on results in the first half of the prior year. The remainder reflects productivity gains on sites and reductions in overhead expenses, notably in Germany, the Nordic countries and Italy.

The EBITA margin increased from 4.6% to 5.1%.

United Kingdom and Ireland

As expected, revenues decreased by 2.1%, excluding currency effects. The expansion of services provided to the Colchester Garrison in the defense segment, as well as the opening of a new correctional facility in Bronzefield partially offset the decrease in activity and the rationalization in the Business and Industry segment.

EBITA more than doubled to reach 11 million euro and the EBITA margin was 1.7%. The actions undertaken for the last two years continue to bear fruit and the return to profitability on the sites is confirmed.

The first-time accounting for retirement obligations and related expenses had a positive impact on EBITA for the first half of 2004-2005. On the other hand, EBITA for the first half of 2003-2004 had benefited from the effects of the Rugby World Cup.

Philip Jansen became Chief Executive in October 2004. He implemented an action plan with the following objectives:

-	to create a positive growth dynamic,
-	to reinforce rigor on site management, and
-	to ensure, at all levels, effective controls on costs.

Philip and his team are focused on their absolute priority: to return the EBITA margin to a level equivalent to that of the Group.

Rest of the World

In the rest of the world, revenues totaled 0.6 billion euro, with organic growth of 7.9%. Excluding the impact of the Rugby World Cup which took place in Australia in November 2003, organic growth was 18.2%. Our activities in Asia, Latin America and in Remote Sites all achieved double digit growth.

New clients such as Cerro Verde in Peru, Shanghaï General Motors Corporation and HSBC Electronic Data Processing in continental China, Bechtel in Romania and Pride International in Angola have all placed their confidence in us.

EBITA totaled 12 million euro, including a margin of 2.2%. The Remote Sites segment benefited from a resurgence in foraging activities, and its results increased thanks to the opening of new multiservice contracts, notably in the North Sea, and the reorganization of activities in Northern Africa.

On the other hand, the profitability of our activities in Asia-Oceania was penalized by a decrease in event activities at the Sydney stadium and the pursuit of our investments in the development of the Chinese and Indian markets.

Service Vouchers and Cards

Revenues in this activity were 131 million euro, with an organic growth rate of 7.6%. Emission volume (face value of the checks and cards multiplied by the number of checks and cards issued) totaled 2.6 billion euro, an increase of 6% over the same period for the prior year, excluding currency effects and at a constant consolidation scope.

This performance is explained by commercial success in our traditional services: Restaurant, Food and Gift vouchers. In Latin America, in Central Europe, and in Asia, Sodexho Pass successfully convinced new clients of the quality of our solutions to motivate and retain their employees: in the pharmaceutical industry (Bristol-Myers Squibb, Novartis, Aventis), in cosmetics (L’Oréal) and in consumer goods (Unilever).

The commercializing of new services in the assistance area, such as Vacation Pass, Nursery Pass, and Culture Pass, reinforce our development: Lloyds TSB, Slovaq Telecom, the city of Stuttgart, the region of Provence-Alpes-Côte d’Azur and the Belgian National Lottery have chosen to partner with us.

EBITA totaled 39 million euro, an increase of 7.5% over the prior year, excluding currency effects. The EBITA margin was 29.5%, or 1.5% of emission volume.

Exceptional expense

The exceptional expense of 69 million euro, mainly includes the charge of 60 million euro in connection with the estimated payments and defense costs remaining for the winding down of the « Class Action » litigation in the United States.

Income taxes

The effective tax rate increased from 34.8% for the first half of 2003-2004 to 36.1% for the first half of 2004-2005.

Group net income

Group net income, after goodwill amortization, totaled 67 million euro, a decrease of 31.4%.

Group net income, after goodwill amortization and excluding exceptional expenses, totaled 107 million euro, an increase of 9.7% or 13.9% excluding currency effects.

Financial position as of February 28, 2005

The following table presents cash flow items.

	Half year ended
	February 28,
	2005	2004

	(millions of euro)
Cash provided by operating activities	213	225
Cash flow from changes in working capital	(59)	(188)
Net cash flow from operating activities	154	37
Net tangible and intangible fixed assets	(80)	(76)
Financial investments	(3)	(13)
Net cash used in investing activities	(83)	(89)
Net cash used in financing activities	(44)	(18)

Net increase in cash and cash equivalents	27	(70)

Cash provided by operating activities (including dividends received from equity method investees) totaled 213 million euro, a decrease of 5%, but a level comparable to that of the first half of the prior year, at constant exchange rates. The surplus in working capital declined during the first half of the year, as is customary in our activities. This decline was only 59 million euro, compared to 188 million euro in the first half of 2003-2004. The cash flow from operating activities thus totaled 154 million euro.

Net capital expenditures of 80 million euro represented 1.4% of consolidated revenues.

Acquisition expenditures totaled 3 million euro.

Net cash used in financing activities totaled 44 million euro as a result of reductions in debt balances.

Net debt was reduced by 140 million euro, including a currency effect of 54 million euro as of the closing date for the half year. As such, net debt of 770 million euro represents only 39% of Group shareholders’ equity.

As of February 28, 2005, financial debt totaled 2 007 million euro and mainly comprised two euro bond issues totaling 1 368 million euro and syndicated credit facilities in US dollars for 472 million euro. The remaining debt balance consists of capital leases and other credit lines.

At the close of the first half, 77% of our borrowings were at fixed rates and our average interest rate was 5.2%. The Group had available credit facilities of 252 million euro. In addition, as of February 28, 2005, off balance sheet commitments of the Group (see note 22-1 in the consolidated financial statements) totaled 128 million euro, representing 6.7% of consolidated Group shareholders’ equity.

On April 29, 2005, the Group entered into a new multi-currency variable rate syndicated credit facility with a maximum amount of 460 million euro and 700 million US dollars. This financing will be used to pre-pay the April 2001 credit facility and the May 2004 line of credit.

During fiscal 2004-2005, senior management has continued to implement its strategic plan comprised of five major axes which need continued investments, notably in human resources and training:

  adhere to values;
  accelerate profitable organic growth;
  improve management;
  improve our operations and our operating margin; and,
  reinforce internal controls.

The Group Chief Operating Officers, Michel Landel and Jean-Michel Dhenain, reported to the Board of Directors on the development of the business over the first months of the fiscal year. In particular, there have been longer than anticipated discussions concerning the U.S. Marine Corps contract and delays in the start-up of new contracts signed in Europe.

Accordingly, based on current information, the Board of Directors confirmed the November 2004 objectives for fiscal 2004-2005, which are as follows:

  organic growth in revenues at a pace equivalent to that of fiscal 2003-2004;
  an increase in EBITA, excluding currency effects, of around 5%.

SODEXHO Group Consolidated Financial Statements February 28, 2005

I CONSOLIDATED INCOME STATEMENT

(In millions of euro)	6 months ended February 28, 2005	% revenues	Change	6 months ended February 28, 2004	Year ended August 31, 2004

REVENUES	5.890	100.0%	0.0%	5.890	11.494

Other income	22			21	40

Purchases	(2.040)	(34.6%)		(2.048)	(3,942)

Employee costs	(2.699)	(45.8%)		(2.695)	(5,277)

Other external charges	(755)	(12.8%)		(743)	(1,505)

Taxes, other than income taxes	(46)	(0.8%)		(41)	(82)

Depreciation and increase in provisions	(94)	(1.6%)		(103)	(213)

EARNINGS BEFORE INTEREST,
EXCEPTIONAL ITEMS, INCOME TAXES,
INCOME FROM EQUITY METHOD INVESTEES,	278	4.7%	(1.0%)	281	515
GOODWILL AMORTIZATION AND MINORITY
INTERESTS (EBITA)

Financial expense, net	(55)	(0.9%)	(15.1%)	(65)	(118)

INCOME BEFORE EXCEPTIONAL ITEMS,
INCOME TAXES, INCOME FROM EQUITY	223	3.8%	3.3%	216	397
METHOD INVESTEES, GOODWILL
AMORTIZATION AND MINORITY INTERESTS

Exceptional expense, net	(69)	(1.2%)		(11)	(33)

Income taxes	(55)	(0.9%)		(71)	(109)

INCOME BEFORE INCOME FROM EQUITY
METHOD INVESTEES, GOODWILL	99	1.7%	(26.3%)	134	255
AMORTIZATION AND MINORITY INTERESTS

Net income from equity method				1	1
investees

Goodwill amortization	(28)	(0.5%)	(1.7%)	(29)	(59)

GROUP NET INCOME BEFORE MINORITY	71	1.2%	(33.7%)	106	197
INTERESTS

Minority interests in net income of	4			9	14
consolidated subsidiaries

GROUP NET INCOME	67	1.1%	(31.4%)	97	183

EARNINGS PER SHARE (in euro)	0.42		(31.4%)	0.61	1.15

DILUTED EARNINGS PER SHARE (in euro)	0.42		(29.5%)	0.59	1.15

II CONSOLIDATED BALANCE SHEET

ASSETS (in millions of euro)	February 28, 2005	August 31, 2004	February 29, 2004

FIXED AND INTANGIBLE ASSETS, NET

Goodwill	1,316	1,394	1,402

Intangible assets	2,355	2,519	2,486

Property, plant and equipment	351	362	365

Financial investments	63	66	62

Equity method investees	22	14	19

• Total fixed and intangible assets, net	4,107	4,355	4,334

CURRENT AND OTHER ASSETS

Inventories	178	163	172

Accounts receivable, net	1,571	1,368	1,589

Prepaid expenses, other receivables and other
assets	592	552	565

Marketable securities	614	536	632

Restricted cash	159	168	150

Cash	464	505	394

• Total current and other assets	3,578	3,292	3,502

TOTAL ASSETS	7,685	7,647	7,836

LIABILITIES AND SHAREHOLDERS’ EQUITY
(in millions of euro)

SHAREHOLDERS’ EQUITY

Common stock	636	636	636

Additional paid in capital	1,186	1,186	1,186

Consolidated reserves	82	370	251

• Total Shareholders’ Equity	1,904	2,192	2,073

MINORITY INTERESTS	17	25	70

PROVISIONS FOR CONTINGENCIES AND LOSSES	154	93	86

LIABILITIES

Borrowings	2,007	2,128	2,370

Accounts payable	1,080	1,035	1,041

Vouchers payable	954	843	852

Other liabilities	1,569	1,331	1,344

• Total Liabilities	5,610	5,337	5,607

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	7,685	7,647	7,836

III CONSOLIDATED CASH FLOW STATEMENT

(in millions of euro)	6 months ended February 28, 2005	Year ended August 31, 2004	6 months ended February 28, 2004

OPERATING ACTIVITIES

Consolidated net income before income (loss) from equity method	70	104	197
investees and minority interests

Non cash items

Depreciation and provisions	173	124	263

Deferred taxes	(32)	(4)	(14)

Losses (gains) on disposal and other, net of tax	2	(2)	1

• Cash provided by operating activities	213	222	447

Dividends received from equity method investees	0	3	4

Change in working capital from operating activities	(59)	(188)	163

• Net cash provided by operating activities	154	37	614

INVESTING ACTIVITIES

Tangible and intangible fixed assets	(88)	(81)	(181)

Fixed asset disposals	8	3	19

Acquisitions, net of dispositions, of consolidated subsidiaries	(5)	(14)	(74)

Change in working capital from investing activities	2	3	(9)

Net cash used in investing activities	(83)	(89)	(245)

FINANCING ACTIVITIES

Dividends paid to parent company shareholders	(109)	(97)	(95)

Dividends paid to minority shareholders of consolidated companies	(3)	(3)	(8)

Increase in shareholders’ equity	0	0	1

Proceeds from borrowings	133	126	271

Repayment of borrowings	(192)	(133)	(541)

Change in working capital from financing activities	127	89	(29)

• Net cash used in financing activities	(44)	(18)	(401)

INCREASE (DECREASE) IN NET CASH, CASH EQUIVALENTS AND	27	(70)	(32)
MARKETABLE SECURITIES

Cash, cash equivalents, and marketable securities, as of beginning of period	1,209	1,278	1,278
Add: provisions as of beginning of period	12	8	8

Cash, cash equivalents, and marketable securities, as of end of period	1,237	1,176	1,209

Add: provisions as of end of period	3	1	12

Net effect of exchange rates on cash	8	39	33

INCREASE (DECREASE) IN NET CASH, CASH EQUIVALENTS AND	27	(70)	(32)
MARKETABLE SECURITIES

IV	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	1.	Significant events during the period or subsequent thereto

On April 27, 2005, a settlement was reached in the U.S. class action litigation that had been filed against Sodexho Marriott Services, Inc. now known as Sodexho Inc. This settlement is subject to approvals by District Court Judge Ellen Huvelle.

Sodexho, Inc. has agreed to resolve this litigation in order to avoid protracted legal proceedings, and without admitting any liability.

Under the terms of the settlement agreement, Sodexho, Inc. has committed to make monetary payments to eligible class members and to pay class attorneys’ fees for a total amount of up to USD 80 million. The company will also continue to promote its diversity programs.

A provision of USD 78 million (EUR 60 million) has been recorded as of February 28, 2005, in addition to the previous liability recorded of USD 10 million (EUR 8 million as of February 28, 2005).

The net-of-tax impact of this provision on the income statement for the six-months ended February 28, 2005 was EUR 40 million.

	2.	Summary of significant accounting policies, valuation and consolidation methods, and prior year comparatives

The Group financial statements have been prepared in accordance with accounting principles established by the Comité de la Réglementation Comptable No 99-02 (“CRC Regulation 99-02”) and the Opinion of the Conseil National de la Comptabilité in relation to Interim Financial Statements in France.

The interim consolidated financial statements have been prepared in accordance with the same accounting principles as the year end financial statements, including the tax calculation, which, given the nature of our activities, could be calculated with sufficient accuracy.

The interim consolidated financial statements have been prepared using the same valuation methods and presentation as the year end financial statements, except for the change in accounting method related to retirement obligations and related commitments (see note 2.2 below).

In accordance with the “Recommandation n°2003.R01 du Conseil National de la Comptabilité », the Group has chosen to apply the preferred method of accounting for retirement obligations and related commitments.

Amounts in tables are expressed in millions of euro.

2.1. Revenue recognition

In the Food and Management Services, revenue is recognized in the period in which services are provided pursuant to the contractual conditions.

Revenues for the service voucher segment include commissions received from customers, commissions received from affiliates and investment income realized on the nominal value of the vouchers during the period from their issuance through redemption.

2.2.	Retirement obligations and related commitments

Effective September 1, 2004, the Group fully accounts for retirement obligations and related commitments in its consolidated financial statements.

The adoption of this preferred method has a net-of-tax impact of a reduction of EUR 104 million to shareholder’s equity, an increase of EUR 148 million in tax and employee liabilities and an increase of EUR 44 million in deferred tax assets.

The actuarial method used by the Group to evaluate these retirement obligations is the Projected Unit Credit Method.

The calculation of these obligations notably included factors such as the seniority of the employees in the company and the life expectancy turnover rate as well as economic assumptions pertaining to growth rates, expected return on assets and the discount rate.

The accumulated actuarial gains and losses will be amortized over the expected average remaining working lives of the employees participating in the plan if they exceed the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of any plan assets (corridor method).

The expense recorded in the income statement corresponds to:

	-	the net current service cost,
	-	the discount impact,
	-	the expected return on assets,
	-	the impact of any change in the existing plans (curtailment, settlement and past service cost) or of new plans,
	-	the amortization of actuarial gains or losses.

The related liability, which represents to the obligation less plan assets, is recorded in Tax and employee liabilities in the balance sheet.

Following is a description of the main plans within the Group:

	-	In France, these commitments include retirement indemnities, which are payable to Group employees at their date of retirement if they are still with the Group, and long-service awards. These commitments are generally unfunded and covered by the liability recorded in the balance sheet.

	-	In the United Kingdom, the retirement plan obligation which is partially externally funded, relates to a complementary retirement plan based on a percentage of ending salary (pertaining to employees working in the private sector) or based on comparable payments in the public sector (pertaining to employees working in the public sector).

The plan was closed to new employees effective July 1, 2003 and contributions to the plan assets were increased, which should allow for full coverage of the obligations at the end of eight years.

	-	In Continental Europe (other than France), the main defined benefit plans are as follows:

• In Italy, there is a legal commitment to pay an indemnity upon labor contract termination (TFR). At each closing date, vested rights of employees are valued and discounted in accordance with the legal requirements and fully recorded as a liability.

• In the Netherlands, retirement indemnities are provided to certain employees.

2.3. Stock-options

SODEXHO ALLIANCE has acquired treasury shares in connection with its stock options plans, which are recorded in marketable securities. A liability (and corresponding expense) is recorded if at the closing date of the period, the acquisition cost of the shares acquired is superior to the exercise price of the options awarded. If the number of treasury shares acquired is less than the number of options awarded, a liability (and corresponding expense) is recorded for the difference between the market price at the end of the period and the exercise price, multiplied by the number of remaining shares to be acquired for the applicable tranche of stock options.

2.4. Exceptional items

Exceptional income and expenses are recorded for significant items, which, due to their unusual character and non-recurring nature, are not considered to be inherent to the operating activities of the Group. In general, such costs relate to gains or losses on asset disposals, restructuring costs, exceptional depreciation of fixed and intangible assets, or provisions or expenses recorded in connection with stock option plans.

2.5. Earnings per share

Earnings per share and diluted earnings per share are calculated using methods recommended by Advice No. 27 of the Ordre des Experts Comptables. Earnings per share is calculated by dividing group net income by the average number of shares outstanding during the year. In the calculation of diluted earnings per share, the denominator is increased by the number of potential shares outstanding, and the numerator is increased by the net-of-tax interest income (calculated at the average monthly rate from Euro Currency Market (“Taux Moyen Mensuel du Marché Monétaire Euro”) on the proceeds, which would have resulted from the issuance of these shares.

As of February 28, 2005, there were no commitments to create new shares. Therefore, earnings per share and diluted earnings per share are the same.

2.6. Foreign currency transactions and translations

     Countries with stable currencies

For subsidiaries located in countries with stable currencies, assets and liabilities are translated using the end of period exchange rate. Income statement and cash flow statement line items are translated using the average exchange rate, calculated using monthly averages. The monthly average exchange rates are calculated as the average of the end of month rate and the rate for the prior month. Exchange rates used are obtained from Euronext Paris and other international financial markets. The difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders’ equity. Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement.

     Other countries

The financial statements of subsidiaries in the following countries reflect currency devaluations as required by local regulations: Argentina, Chile, Colombia, Mexico, Peru, Turkey and Venezuela. The inclusion of monetary corrections imposed by local regulators on these subsidiaries in the consolidated financial statements had no impact on the income statement. Foreign currency translation differences for these subsidiaries are recorded in the currency translation adjustment account in shareholders’ equity in the same manner as for the subsidiaries in countries with stable currencies.

For subsidiaries located in highly inflationary countries, differences between net income translated at average and period-end rates are included in net financial expense. As of February 28, 2005, none of the countries in which the Group operates was considered to be highly inflationary.

Translation differences on monetary assets and liabilities denominated in foreign currencies are recorded in the income statement. Translation differences related to a monetary component of a net investment in a company within a consolidated foreign subsidiary are recorded in consolidated shareholders’ equity until the sale or liquidation of the net investment.

2.7. Valuation of assets and liabilities

Assets and liabilities of acquired companies have been recorded at their respective fair values effective September 1, 2000.

The inclusion in the consolidation scope of Sodexho, Inc., Wood Dining Services, Sogeres, Sodexho Services Group Ltd, Sodexho Scandinavian Holding AB and Universal Services at fair value resulted in the recording of intangible assets relating to the value attributed to the significant market shares inherent in the portfolios of contracts held by these six companies in their principal geographic markets (the United States, France, the United Kingdom and Ireland, the Netherlands, Australia and Sweden).

No deferred taxes are recorded on these market share values.

Goodwill represents the excess of acquisition cost over the fair value of the identified assets and liabilities assumed, as of the initial inclusion of an acquired company in the consolidation scope. Due to the long-term nature of the markets in which the Group operates, goodwill is generally amortized over thirty years (calculated on a pro rata basis in the year of acquisition).

Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in their main markets and is reviewed annually for impairment.

Market shares are not amortized in the consolidated financial statements. If there is a significant diminution in the market share value for more than two consecutive years, as recomputed based on actual results compared to the original amounts, an impairment loss is recorded.

As was indicated in August 31, 2003, the impairment test on market shares and goodwill is further supported by a calculation of the assets’ “value in use”, as determined based on discounted future cash flows. The method used to determine value in use is described below.

As of February 28, 2005, the Group performed the impairment tests as required by the “Règlement du CRC n° 2002-10” issued on December 12, 2002, which defines the recoverable value of an asset as the higher of the market value or value in use.

-	The market value is calculated based on criteria determined at the date of the acquisition corresponding mainly to revenues and EBITA and using multiples of recent transactions.

-	Value in use is determined using the value of future cash flows after taxes calculated based on operating plans set out by management for a period of three years. These plans are extended over a longer period, for which the flows are extrapolated by applying a growth rate specific to the sector of activity and geographical region concerned. Cash flows are discounted using the average cost of capital.

-	The recoverable value as determined is then compared to the sum of intangible assets, other fixed assets and working capital.

These impairment tests did not result in an impairment charge for the period ended February 28, 2005.

2.8. Other fixed assets

Leased assets are recorded on the balance sheet as capital leases in instances where a Group company is deemed to bear substantially all of the risks and rewards of the leased asset. A corresponding obligation is recorded as a liability, and the related rental cost is allocated between depreciation and interest expense in the income statement.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the respective assets giving consideration to the local economic conditions and climate.

The following useful lives are generally used by Group companies:

-	Software	25%
-	Enterprise resource planning (ERP) systems	20%
-	Buildings	3,33% - 5%
-	Facilities and fixtures	10%
-	Plant and machinery	10% - 50%
-	Vehicles	25%
-	Office and computer equipment	20% - 25%
-	Other fixed assets	10%

2.9. Investment securities of non consolidated companies

These investment securities are recorded at acquisition cost. If the utility value is determined to be less than the net book value, these investment securities are written down. Utility value is determined based on various criteria such as market value or market price, profitability outlook or revalued net assets. Dividends received from non-consolidated companies are recorded as income in the period in which they are received.

2.10. Accounts receivables

Client receivables are recorded at their nominal values.

The allowance for doubtful accounts is estimated based on the risk of the non-recoverability of certain client receivables.

2.11. Deferred income taxes

Deferred income taxes are recorded on temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes excluding market share and goodwill.

As the pattern of temporary difference reversals is not fixed, deferred taxes recorded on the balance sheet have not been present valued.

In addition, deferred tax assets pertaining to net operating loss carry-forwards (net of deferred tax liabilities), are only recorded in cases where recovery is deemed probable.

2.12. Vouchers payable

Vouchers payable represents the face value of vouchers in circulation or presented to Sodexho Alliance but not yet reimbursed to the affiliate.

2.13. Financial instruments

Group policy is to finance acquisitions in the acquired company’s currency generally at fixed rates of interest. In most cases where variable rate debt has been negotiated, the variable rate interest is swapped into fixed rates through the use of interest-rate swap agreements. Similarly, in most cases where acquisition financing has been negotiated in a currency other than that of the acquired company, a currency swap agreement is negotiated.

All such agreements are designated as hedges at contract inception. The Group does not engage in speculative transactions.

The accounting for swaps is as follows:

-	For swaps negotiated on inter-company debt, the difference between the amount of the debt at the originally negotiated rates and at the swapped rates is recorded as debt.

-	For other swap agreements, the related loans and borrowings are recorded at the swapped interest rate and currency.

2.14. Deferred financial charges

Deferred financing costs incurred in connection with debt issuances are amortized over the maturity of the related debt.

2.15. Provisions for contingencies and losses

A provision for contingencies and losses is recorded when it is probable that there exists a legal, equitable, or constructive obligation to sacrifice economic benefits to a third party in the future without an expectation of receiving proceeds of a similar amount from the third party. Provisions for contingencies and losses primarily include payroll and other taxes, client and supplier litigation, and employee litigation.

3	ANALYSIS OF OPERATING ACTIVITIES AND GEOGRAPHIC INFORMATION

(In millions of Euro)	6 months ended February 28, 2005	Change	6 months ended February 29, 2004

REVENUES

• By Operating Activity :

Food and Management Services

North America	2,586	(2.8%)	2,661

Continental Europe	1,981	4.4%	1,898

United Kingdom and Ireland	640	(2.2%)	654

Rest of the World	552	0.4%	550

Service Vouchers and Cards	131	3.7%	127

TOTAL	5,890	0.0%	5,890

• by Geographic Zone:

North America	2,586	(2.8%)	2,661

France	947	2.3%	926

United Kingdom and Ireland	642	(2.3%)	657

Rest of Europe	1,105	6.4%	1,039

Rest of the World	610	0.5%	607

TOTAL	5,890	0.0%	5,890

(In millions of Euro)	6 months ended February 28, 2005	Change	6 months ended February 29, 2004

Net Fixed Assets

• By Operating Activity:

Food and Management Services

North America	2,222	(7.4%)	2,399

Continental Europe	714	(0.3%)	716

United Kingdom and Ireland	847	(5.5%)	896

Rest of the World	145	(4.3%)	152

Service Vouchers and Cards	146	5.5%	138

Holding Companies	32	(3.6%)	33

TOTAL	4,106	(5.3%)	4,334

• by Geographic Zone:

North America	2,222	(7.4%)	2,399

France	359	0.4%	357

United Kingdom and Ireland	847	(5.5%)	897

Rest of Europe	419	(0.8%)	422

Rest of the World	259	0.8%	259

TOTAL	4,106	(5.3%)	4,334

EBITA (before corporate expenses):

• By Operating Activity:

Food and Management Services

North America	135	(7.5%)	146

Continental Europe	101	15.8%	87

United Kingdom and Ireland	11	104.6%	5

Rest of the World	12	(33.8%)	19

Service Vouchers and Cards	39	5.4%	37

Holding Companies	(20)	53.9%	(13)

TOTAL	278	(1.0%)	281

4	ANALYSIS OF THE INCOME STATEMENT, BALANCE SHEET AND STATEMENT OF CASH FLOWS

4.1.	EBITA : depreciation and increase in provisions

	6 months ended February 28, 2005	6 months ended February 29, 2004

Increase in provision

Depreciation on tangible and intangible fixed
assets and deferred charges	87	99

Increase in provision on net working capital	11	11

Increase in provision for contingencies and losses	8	6

Total	106	116

Release in provision

Release in provision on net working capital	(8)	(6)

Release in provision for contingencies and losses	(4)	(7)

Total	(12)	(13)

Depreciation and increase in provisions	94	103

4.2.    Financial Expense, Net

		6 months ended	6 months ended
		February 28, 2005	February 29, 2004

•	Interest income	9	15

•	Net variation in financial provisions	(3)	(3)

•	Net exchange (loss) / gain	(3)	(3)

•	Interest expense	(58)	(74)

	TOTAL	(55)	(65)

Interest expense primarily included interest of EUR 35 million on the 1999 and 2002 bond issuances, EUR 11 million on the credit facility arranged in April 2001 for Sodexho, Inc. and EUR 3 million on the revolving credit facility issued in May 2004

4.3. Exceptional items

Net exceptional expense of EUR 69 million mainly included the provision of USD 78 million (EUR 60 million) related to the settlement reached in the US class action litigation.

4.4.	Income tax provision

Following is a reconciliation of income taxes computed at Sodexho Alliance’s statutory rate to the actual income tax provision for the period ended February 28, 2005.

Income before exceptional items, income taxes, income from equity method investees and goodwill amortization	223
Exceptional expenses	(69)
Income before taxes	154
Sodexho Alliance tax rate	34.93%
Theoretical tax provision	(54)
• Effect of differing jurisdictional tax rates	2
• Permanent differences	0
• Other taxes	(2)
• Net operating loss carryforwards utilized in the
current year but generated in prior years and not previously recognized	1
• Current year non-recognition of net operating loss carryforwards	(2)
Actual tax provision	(55)
Current income taxes	(87)
Deferred income taxes	32
Sub-total	(55)
Withholding taxes	0

Total Income taxes	(55)

4.5.	Goodwill

		August 31, 2004	Additions during the period	Decreases during the period	Translation adjustments	February 28, 2005

Sodexho, Inc.	Gross	898.5			(55.0)	843.5
	Amort	(115.0)	(14.3)		6.2	(123.1)

Sodexho UK (1)	Gross	348.4			(6.9)	341.5
	Amort	(104.4)	(5.7)		2.1	(108.0)

Sodexho Pass do Brazil	Gross	86.4			0.4	86.8
	Amort	(15.2)	(1.4)		(0.1)	(16.7)

Sogeres	Gross	53.9				53.9
	Amort	(5.6)	(0.9)			(6.5)

	Gross	56.9	0.9		0.2	58.0
Sodexho Scandinavian Holding AB	Amort	(12.8)	(0.9)		(0.1)	(13.8)

Sodexho España	Gross	28.5				28.5
	Amort	(9.3)	(0.5)			(9.8)

Sodexho Belgique	Gross	24.1	0.1			24.2
	Amort	(9.5)	(0.4)			(9.9)

Luncheon Tickets	Gross	32.8				32.8
	Amort	(4.6)	(0.5)			(5.1)

Sodexho Italia (consolidated)	Gross	17.7				17.7
	Amort	(3.8)	(0.3)			(4.1)

Universal Services	Gross	17.2				17.2
	Amort	(2.7)	(0.3)			(3.0)

Sodexho Germany (consolidated)	Gross	15.7				15.7
	Amort	(5.2)	(0.3)			(5.5)

Other goodwill	Gross	142.8	1.2	0.8	(0.5)	143.7
(gross amounts less than EUR 15 million)	Amort	(40.5)	(2.7)	(0.8)	(0.1)	(42.5)

	Gross	1 722.9	2.2	0.8	(60.8)	1 663.5
Total	Amort	(328.6)	(28.2)	(0.8)	8.0	(348.0)
	Net	1 394.3	(26.0)	0.0	(52.8)	1 315.5

	(1)	This line item includes all the international subsidiaries of the Gardner Merchant Group when acquired, notably in the United Kingdom, Ireland, the Netherlands, the United States, France and Australia as well as subsequent acquisitions made by our subsidiary in the United Kingdom and Ireland.

4.6.		Intangible assets

		August 31, 2004	Additions during the period	Decreases during the period	Changes in consolidation scope	Translation adjustments and other	February 28, 2005

Market Shares (1):

North America (FMS)		1,502.9				(129.9)	1,373.0

North America (RS)		36.1		9.7		(3.0)	23.4

United Kingdom, Ireland		554.1				(11.4)	542.7

Netherlands		86.1					86.1

Sweden		78.2				0.6	78.8

Australia		10.5				0.4	10.9

France		137.0					137.0

•	Total Cost	2,404.9	0.0	9.7	0.0	(143.3)	2,251.9

•	Diminution in value	0.0					0.0

•	Net book value	2,404.9	0.0	9.7	0.0	(143.3)	2,251.9

Other Intangible Assets(2):

•	Cost	196.7	8.4	1.5	0.0	(5.9)	197.7

•	Accumulated
	amortization and
	diminutions in value	(82.5)	(16.7)	(1.0)	0.0	4.1	(94.1)

•	Net book value	114.2	(8.3)	0.5	0.0	(1.8)	103.6

TOTAL :

•	Cost	2,601.6	8.4	11.2	0.0	(149.2)	2,449.6

•	Accumulated
	amortization and
	diminutions in value	(82.5)	(16.7)	(1.0)	0.0	4.1	(94.1)

•	Net book value	2,519.1	(8.3)	10.2	0.0	(145.1)	2,355.5

	FMS: Food and Management Services RS: Remote Sites

(1) The methodology used for valuing market shares and the related valuation as of February 28, 2005 are described in note 2.7.

(2) Other intangible fixed assets mainly includes software with a net value of EUR 78 million as of February 28, 2005.

4.7. Property, plant and equipment

	August 31, 2004	Additions during the period	Decreases during the period	Changes in consolidation scope	Translation adjustments and other	February 28, 2005

LAND
Cost	8.2		2.3		(0.1)	5.8

Accumulated depreciation	(0.6)		(0.2)			(0.4)

• Net book value	7.6	0.0	2.1	0.0	(0.1)	5.4

BUILDINGS
Cost	84.3	1.7	3.8		2.7	84.9

Accumulated depreciation	(34.9)	(2.2)	(2.3)		(0.8)	(35.6)

• Net book value	49.4	(0.5)	1.5	0.0	1.9	49.3

FIXTURES FACILITIES AND
Cost	132.9	5.4	6.8		(2.6)	128.9

Accumulated depreciation	(80.1)	(7.4)	(5.0)		2.3	(80.2)

• Net book value	52.8	(2.0)	1.8	0.0	(0.3)	48.7

PLANT AND MACHINERY
Cost	358.7	22.5	13.5		(2.5)	365.2

Accumulated depreciation	(232.2)	(24.5)	(11.0)		3.2	(242.5)

• Net book value	126.5	(2.0)	2.5	0.0	0.7	122.7

VEHICLES
Cost	71.6	7.6	3.0	(0.1)	(10.6)	65.5

Accumulated depreciation	(53.5)	(3.3)	(2.4)	0.1	10.3	(44.0)

• Net book value	18.1	4.3	0.6	0.0	(0.3)	21.5

OFFICE AND COMPUTER EQUIPMENT
Cost	190.4	12.6	6.7	(0.5)	(7.2)	188.6

Accumulated depreciation	(136.8)	(13.8)	(6.1)	0.5	4.4	(139.6)

• Net book value	53.6	(1.2)	0.6	0.0	(2.8)	49.0

OTHER FIXED ASSETS
Cost	109.5	13.0	3.5		(8.9)	110.1

Accumulated depreciation	(55.6)	(5.9)	(4.5)		1.2	(55.8)

Net book value	53.9	7.1	(1.0)	0.0	(7.7)	54.3

TOTAL
Cost	955.6	62.8	39.6	(0.6)	(29.2)	949.0

Accumulated depreciation	(593.7)	(57.1)	(31.5)	0.5	20.7	(598.1)

Net book value	361.9	5.7	8.1	(0.1)	(8.5)	350.9

Capital Leases

Assets recorded under capital lease arrangements totaled EUR 40 million as of February 28, 2005 (EUR 44 million as of August 31, 2004) which was net of accumulated amortization of EUR 83 million.

4.8. Financial investments

	August 31, 2004	Increases/ (decreases) during the period	Changes in consolidation scope	Translation adjustments and other	February 28, 2005

Investment securities

Cost	19.2		(0.5)	(0.1)	18.6

Diminutions in value	(10.3)	(0.5)		0.1	(10.7)

Net book value	8.9	(0.5)	(0.5)	0.0	7.9

Other investments

Cost	20.1	(0.5)			19.6

Diminutions in value	(0.2)				(0.2)

Net book value	19.9	(0.5)	0.0	0.0	19.4

Receivables from investees

Cost	19.4			(0.4)	19.0

Diminutions in value	(0.1)				(0.1)

Net book value	19.3	0.0	0.0	(0.4)	18.9

Loans receivable (*)

Cost	6.2	(0.5)		(0.1)	5.6

Diminutions in value	(0.1)				(0.1)

Net book value	6.1	(0.5)	0.0	(0.1)	5.5

Deposits and other (*)

Cost	11.3	0.1	(0.2)	(0.2)	11.0

Diminutions in value	0.0	(0.1)			(0.1)

Net book value	11.3	0.0	(0.2)	(0.2)	10.9

Total financial investments

Cost	76.2	(0.9)	(0.7)	(0.8)	73.8

Diminutions in value	(10.7)	(0.6)	0.0	0.1	(11.2)

Net book value	65.5	(1.5)	(0.7)	(0.7)	62.6

(*)These items are included in working capital in the cash flow statement.

Principal investment securities in non consolidated companies

As of February 28, 2005, investment securities principally include a EUR 2.8 million investment in Leoc Japan Co, of which the Group owns an equity interest of 9.3%, a EUR 2.3 million investment in Stadium Australia Management, in which the Group owns an equity interest of 15.8%, and a EUR 1 million investment in Société Privée de Gestion, in which the Group owns an equity interest of 10.8%.

4.9.	Equity method investees

	August 31, 2004	Current year net income (loss)	Current year distribution	Changes in consolidation scope	Translation adjustments and other	Gross balance, February 28, 2005

Equity method	14.5	0.7	(0.2)	7.6	(0.9)	21.7
investees

4.10.	Inventories and work in progress

Inventories principally comprise food and other consumable items with a high turnover rate and are valued on a first in first out basis. As of February 28, 2005, the gross value of inventories amounted to EUR 179 million.

4.11.	Prepaid expenses, other receivables and other assets

	Gross value,	Diminutions in value,	Net value at	Net value,
	February 28, 2005	February 28, 2005	February 28, 2005	August 31, 2004

Advances to suppliers	5		5	5

Other operating receivables	209	(3)	206	222

Investment receivables	3		3	3

Financing receivables				1

Total other receivables	217	(3)	214	231

Prepaid expenses	61		61	53

Deferred financing charges	13		13	16

Other deferred charges (*)	137		137	146

Deferred tax asset	167		167	106

Total	595	(3)	592	552

(*) This item is classified as fixed assets in the cash flow statement.

4.11.1.	Maturity of accounts and other receivables

	Gross value, February 28, 2005	Diminutions in value, February 28, 2005	Net book value, February 28, 2005	Due within one year	Due from one to five years	Due after five years	Net book value, August 31, 2004

Accounts receivable	1,647	(76)	1,571	1,569	2		1,368

Other receivables	217	(3)	214	160	54		231

Prepaid expenses	61	0	61	55	1	5	53

Accounts receivable excludes amounts pertaining to securitized receivables totaling EUR 61 million.

The allowance for doubtful accounts represents 4.6% of accounts receivable as of February 28, 2005 compared to 5.4% as of August 31, 2004.

Concentration of credit risk within accounts receivable is limited because of the large customer base.

4.11.2.	Maturity of deferred charges

	February 28, 2005	Due within one year	Due from one to five years	Due after five years	August 31, 2004

Deferred financing costs	13	6	7	0	16

Deferred charges	137	29	73	35	146

Deferred financing costs are amortized over the maturity period of the related debt.

Other deferred charges include the following:

-	Investments of EUR 114 million in client facilities in the North America, which are amortized over the related contract term.

-	EUR 8 million of bid costs on long term contracts, which are amortized over the shorter of their estimated useful life and 10 years.

-	EUR 6 million of start-up costs on long term contracts, which are amortized over the shorter of their estimated useful lives and 10 years.

4.12.	Deferred taxes

	February 28, 2005	August 31, 2004

Deferred tax assets	167	106

Deferred tax liabilities	(13)	(20)

Net deferred tax assets	154	86

As of February 28, 2005, deferred tax assets which were not recorded because their realization was not considered probable totaled EUR 19 million including EUR 3 million of net operating loss carry-forwards recorded by the subsidiaries prior to their acquisition.

Breakdown of deferred taxes:

Deductible temporary differences

- Employee benefit plan liabilities (*)	135

- Other temporary differences	13

Net operating loss carry -forwards	6

TOTAL	154

(*)	Of which EUR 44 million related to the change in accounting method for retirement obligations and related commitments.

4.13. Deposits and marketable securities

Deposits and marketable securities include 2,889,542 shares in Sodexho Alliance purchased for a total amount of EUR 91 million. These shares are to be used to fulfill our obligation with respect to several stock option plans within the Group.

In order to value the Sodexho Alliance treasury shares at the average market price for the 20 days prior to February 28, 2005, the provision of EUR 11 million which was recorded as of August 31, 2004 has been fully released as of February 28, 2005.

Deposits and marketable securities represent short-term cash investments and are stated at the lower of cost or net realizable value.

The fair values of deposits and marketable securities are shown in note 4.20.

4.14. Restricted cash

Restricted cash consists of funds set aside in order to comply with regulations governing the issuance of restaurant vouchers in France (EUR 151 million) and as a guarantee for certain commitments entered into by Mexican affiliates (EUR 8 million).

4.15. Cash

Cash is comprised of the following:

	February 28,	February 28,	February 28,
	2005	2005	2005
	Gross	Provisions	Net

Marketable securities	617	3	614

Restricted cash	159	0	159

Cash	464	0	464

Total	1,240	3	1,237

Cash by type of currency as of February 28, 2005 was as follows:

Euro	652	53%

US Dollars	77	6%

Pounds Sterling	107	8%

Other European currencies	146	12%

Other currencies	258	21%

Total	1,240	100%

4.16.	Shareholders’ equity

(in millions of euros except for number of shares)	Shares outstanding	Common stock	Additional paid-in capital	Retained earnings	Foreign currency translation	Treasury shares	Group net income	Shareholders’ equity

Shareholders’ equity,
August 31, 2003	159,021,565	636	1,186	591	(294)	(32)	162	2,249

Share capital increase	4,848							0

Dividend payments by
the holding company
(net of dividends on				67			(162)	(95)
treasury shares)

Net income for the							183	183
period

Foreign currency
translation adjustment				6	(151)			(145)

Shareholders’ equity,
August 31, 2004	159,026,413	636	1,186	664	(445)	(32)	183	2,192

Share capital increase								0

Dividend payments by
the holding company
(net of dividends on				74			(183)	(109)
treasury shares)

Net income for the
period							66	66

Change in accounting
method (*)				(104)				(104)

Foreign currency
translation adjustment				(8)	(134)			(142)
and other changes

Shareholders’ equity,
February 28, 2005	159,026,413	636	1,186	626	(579)	(32)	66	1,903

(*)

Amounts relate to the change in accounting for retirement obligations and related commitments, mainly in the United Kingdom (EUR 122 million pre-tax) and in the Netherlands (EUR 24 million pre-tax). Related deferred taxes totaled EUR 44 million.

Indirectly held treasury shares

As of February 28, 2005, Sofinsod had a 7.13% indirect interest in Sodexho Alliance through its 18.5% interest in the capital of Bellon SA, which in turn holds 38.53% of Sodexho Alliance.

These shares, valued at EUR 32 million in Sofinsod’s financial statements, are reflected as a reduction to Shareholders’ Equity in the consolidated financial statements.

The Group is in compliance with the regulations L.225-210 and L.225-214 insofar as its retained earnings, excluding statutory reserves, are higher than the gross value of the treasury shares.

4.17.	Minority interests

Changes in minority interests are as follows:

	February 28, 2005	August 31, 2004

Minority interests, beginning of year	25	66

Share capital increase	0	1

Dividends paid	(3)	(8)

Net income for the period	4	14

Change in consolidation scope	(8)	(47)

Currency translation and other	(1)	(1)

Minority interests, end of year	17	25

4.18.	Provisions for contingencies and losses

	August 31, 2004	Increase	Release	Release without corresponding charge	Translation Differences and other	Change in consolidation scope	February 28,2005

Payroll and other taxes	34	3	(1)		(2)		34

Employee litigation	16	61	(1)		(1)		75

Contract termination costs	9	2	(3)				8

Client and supplier litigation	9	3					12

Equity method investees	9						9

Stock options	4	1					5

Sodexho Inc. acquisition
provisions.	3						3

Large repairs	3				(1)		2

Other	6	2	(1)				6

	93	72	(6)		(4)	0	154

The following table summarizes the net impact to the income statement line items of the increases and releases to provisions for contingencies and losses as of February 28, 2005:

	Increase	Release

Operating	8	(4)

Financial	0	0

Exceptional	64	(3)

	72	(7)

4.19.	Borrowings and financial debts

	Less than one year	One to five years	More than five years	February 28, 2005	Year ended August 31, 2004

Bonds

Euro	68	1,300		1,368	1,332

Total bonds	68	1,300	0	1,368	1,332

Bank borrowings including
impact of swaps (1)

US dollars	197	376		573	701

Euro	43	(273)	18	(212)	(137)

Pounds Sterling		130		130	131

Other currencies	17	27		44	23

Total bank borrowings	257	260	18	535	718

Capital lease obligations

US dollars	2	3	5	10	5

Euro	9	20	5	34	38

Other currencies		3		3	3

Total capital lease obligations	11	26	10	47	46

Other borrowings

Euro	6	2	1	9	9

Other currencies				0	0

Total other borrowings	6	2	1	9	9

Bank overdraft balances

Euro	31			31	16

US Dollars				0	1

Other currencies	17			17	6

Total bank overdrafts	48	0	0	48	23

Total	390	1,588	29	2,007	2,128

(1) See note 4-20 for further information.

4.19.1.	Bond issues

	August 31,			Translation	February 28,
	2004	Increases	Repayments	differences	2005

1999 bond issue – EUR 300,000,000

Principal	300				300

Accrued interest	6	7			13

Total	306	7	0	0	313

• Number of securities	300,000				300,000

2002 bond issue –
EUR 1,000,000,000

Principal	1,000				1,000

Accrued interest	26	29			55

Total	1,026	29	0	0	1,055

Total	1,332	36	0	0	1,368

Bond issues

EUR 300 million bond issue

On March 16, 1999, Sodexho Alliance issued 300,000 bonds of EUR 1,000 each for total proceeds of EUR 300 million.

The bonds will be fully redeemable at par on March 16, 2009. The bonds carry interest at 4.625 percent per annum, which is payable on March 16 annually.

EUR 1 000 million bond issue

On March 25, 2002, Sodexho issued bonds totaling EUR 1 billion, maturing on March 25, 2009, and carrying interest of 5.875 percent payable on March 25 annually.

Other borrowings

4.19.2.	Syndicated credit facility – April 2001

As of February 28, 2005, the credit facility negotiated in April 2001 with a syndicate of banks, totaling USD 406 million (EUR 306 million) comprises the following

	-	Tranche B, totaling USD 386 million, with quarterly repayments over 5 years, totaled EUR 291 million using the February 28, 2005, exchange rate (pursuant to the swap agreement described in note 4.20. below, the US dollar variable LIBOR-based rate on this debt has largely been swapped for a fixed rate)

	-	Tranche C totaling USD 150 million and reimbursable in April, 2006, of which USD 20 million (EUR 15 million using the February 28, 2005 exchange rate) was utilized (with no bank guarantee issued) as of February 28, 2005.

During the first half of 2004-2005, the Group reimbursed USD 171 million (EUR 132 million) on this syndicated credit facility.

Revolving credit facility – May 2004

In May 2004, the Group arranged a revolving credit facility of EUR 360 million in order to meet its working capital needs including the repayment of the EUR 305 million bond in June 2004. As of February 28, 2005, EUR 55 million and USD 170 million were utilized (totaling EUR 183 million). This revolving credit facility expires in April 2005 but the Group may extend it, at its discretion, to April 2006, or at the discretion of the banks to April 2007.

Covenants

The EUR 300 million bond issue redeemable on March 2009 and the May 2004 revolving credit facility are not subject to any financial covenants.

The credit facilities arranged in April 2001 with a syndicate of banks amounted to USD 406 million as of February 28, 2005, and include accelerated repayment conditions typical of this type of arrangement.

Also included in the terms are various specific covenants related to the level of ownership in Sodexho Alliance by Bellon S.A., which is not permitted to be lower than 33.3%, as well as to ratios pertaining to the Group’s consolidated net debt, its EBITA, and its net financial expense.

These ratios, which are evaluated at each half-year point and calculated based on a rolling 12 months, are as follows:

	February 29, 2004		August 31, 2004		February 28, 2005
	Covenant	Actual	Covenant	Actual	Covenant	Actual
	ratio	ratio	ratio	ratio	ratio	ratio

Net debt / EBITDA*	<2.15	1.97	<2	1.54	<2	1.36

EBITA / financial expense*	>3.75	4.04	>4	4.73	>4	5.16

* These four items are defined in the credit agreement. These definitions differ in several respects from accounting definitions. For example, in the definition provided in the covenants, net debt does not include restricted cash. As such, the financial covenants cannot be recalculated from the published financial statements.

Should a covenant requirement not be met, the credit facilities agent or the banks representing more than two thirds of the credit facilities are authorized to require accelerated repayment of the balance of the credit facilities.

Accelerated repayment of the credit facilities gives the holders of the March 2002 EUR 1 billion bond issue and the banks included in the May 2004 revolving credit facility the right to demand repayment.

Interest rates

In accordance with Group policy, the majority of variable rate borrowings are swapped to fixed interest rates. If borrowings are arranged other than in local currency, a currency swap agreement is negotiated.

As of February 28, 2005, 77% of borrowings were at fixed rates and the average interest rate was 5.2%.

4.20.	Financial instruments

The table below summarizes the impact on the financial statements of the financial instruments described in note 4.19:

in millions of euro		Note	Borrowings in euro	Borrowings in USD	Borrowings in GBP	Borrowings in other currencies	TOTAL

a) Borrowings subject to cross currency agreements:

-	UK borrowings
	(GPB 90 million)	(1)
Due to the bank GBP 90 million					131		131
Due from the bank EUR 130 million			(130)				(130)

-	Sxo Scandinavia swaps
	(SEK 75 million)	(2)
Due to the bank SEK 75 million						8	8
Due from the bank EUR 8,3 million			(8)				(8)

-	Sodexho Inc. swaps
	(US dollar 111,7 million)
		(3)		89			89
Due to the bank US $119 million			(133)				(133)
Due from the bank EUR 133 million

-	other subsidiaries swaps (not detailed)		(29)		(1)	28	(2)

b) Borrowings subject to interest rate swap agreements				128			128
c) Borrowings not subject to hedging arrangements			88	356	0	8	452

Total borrowings			(212)	573	130	44	535

a)	Cross currency swaps

1)	In August 2004, a cross currency swap was arranged (GBP 91 million against EUR 135 million) to cover a GBP 91 million intercompany loan. This swap terminates during the second semester fiscal 2005.

As of February 28, 2005, the related debt at the swapped rate totaled GBP 90 million against EUR 130 million.

2)	In June 1999, a cross currency swap was negotiated on a loan of EUR 50.1 million to Sodexho Scandinavia Holding AB (4.15% against a variable interest rate in Swedish crowns). As of February 28, 2005 the related debt at the swapped rate totaled SEK 75 million against EUR 8.3 million. This swap terminates in August 2005.

3)	In March 2002, a cross currency swap was negotiated on an inter-company loan of US dollar 309 million to Sodexho, Inc. (6.325% against 6.5775% and in Euro against US dollars) reimbursable on March 25, 2007. As of February 28, 2005, the debt at the swapped rate totaled USD 119 million against EUR 133 million (including accrued interest). The decrease in the dollar against the euro, since the negotiation of the swap, led to a decrease in the debt as converted to euro of EUR 44 million.

b)	Interest rate swaps

Several interest rate swaps (3.3% against USD LIBOR) maturing in fiscal 2005 were negotiated in order to cover part of Sodexho, Inc.’s borrowings of USD 170 million (EUR 128 million).

Fair value of financial instruments

In Millions of Euro	February 28, 2005

ASSETS	Net book value	Fair value	Difference

Financial fixed assets
Investments	8	8	0
Receivables from investees	19	19	0
Loans receivables	6	6	0
Other long-term investments	19	19	0
Other financial fixed assets	11	11	0

• Total financial fixed assets	63	63	0

• Equity method investees	22	22	0

Marketable securities and other
Cash	113	113	0
Term deposits	115	117	2
Debt securities	100	102	2
Mutual funds –SICAV	162	162	0
Listed securities	3	3	0
Mutual funds – other	30	30	0
Sodexho Alliance shares (*)	91	70	(21)

• Total marketable securities and other	614	597	(17)

• Restricted cash	159	161	2

Total assets	858	843	(15)

LIABILITIES
Bonds
2002 EUR 1 billion bond issuance	1,055	1,140	85
1999 EUR 300 million bond issuance	313	326	13

• Total	1,368	1,466	98

Bank debt
Sodexho, Inc. borrowings	479	478	(1)
Swap on intercompany loan with Sodexho, Inc.	(44)	(50)	(6)
Sodexho Alliance borrowings	56	56	0
Other bank debt	44	44	0

• Total bank debt	535	529	(6)

• Bank overdrafts	48	48	0

• Other borrowings	56	56	0

• TOTAL BORROWINGS	2,007	2,098	91
• Other liabilities
Debt on acquisition of 53% of Sodexho, Inc.(*)	30	7	(23)

Total Liabilities	2,037	2,105	68

	(*)	Part of the acquisition debt for the remaining Sodexho Marriott Services, Inc. shares acquired in June 2001 was payable in the equivalent of Sodexho Alliance shares; the debt has been revalued using the price paid by Sodexho to purchase its own shares on the open market. As of February 28, 2005, the fair value of the Sodexho Alliance Shares was EUR 21 million lower than its net book value; the fair value of the related debt on acquisition of 53% of Sodexho Inc. shares was EUR 23 million lower than its net book value

4.21.	Other liabilities

	Net value at February 28, 2005	Less than 1 year	1 to 5 years	More than 5 years	August 31, 2004

Advances from clients	138	134	3	1	123

Tax and employee liabilities	1,173	913	11	249	1,048

Other operating liabilities	50	49	1	0	64

Investment related liabilities	30		30	0	28

Financing related liabilities	110	110	0	0	0

Deferred revenues	55	51	2	2	48

Other liabilities	1,556	1,257	47	252	1,311

Deferred tax liabilities (1)	13	-	-	-	20

Total	1,569				1,331

(1) Not analyzed by maturity

4.21.1	Tax and employee liabilities

Retirement obligations and related commitments

The liability recorded as of February 28, 2005 totaled EUR 245 million which mainly includes the following amounts:

• the United-Kingdom for EUR 115 million;
• Italy for EUR 49 million;
• France for EUR 30 million;
• Netherlands for EUR 24 million.

Following are the main assumptions used to calculate the obligations:

	France	United-Kingdom	Netherlands

Discount rate	5.00%	5.60%	5.25%
Rate of salary increase	2.50%	4.25%	3.00%
Inflation rate	2.00%	3.00%	2.00%
Rate of return on plan assets	N/A	7.40%	5.90%

4.22.	Cash flow statement – additional information

4.22.1.	Changes in working capital

	August 31, 2004	Increase/ (decrease)	Securitization (2)	Translation adjustments and other	Change in consolidation scope	February 28, 2005

Loans receivable and other financial investments (1)	18	(1)				17

Inventories	163	22		(6)	(1)	178

Advances to suppliers	5					5

Accounts receivable	1,368	261	(14)	(39)	(5)	1,571

Other operating receivables	222	(6)		(10)		206

Prepaid expenses	53	7		1		61

Operating receivables	1,829	283	(14)	(54)	(6)	2,038

Investment related receivables	3					3

Financing related receivables	17	(18)				13

Changes in assets	1,849	265	0	(54)	(6)	2,054

Advances from customers	123	20		(5)		138

Accounts payable	1,035	88		(42)	(1)	1,080

Vouchers payable	843	107		4		954

Taxes and social charges payable	1,048	13		114 (*)	(2)	1,173

Other operating payables	64	(14)				50

Deferred revenues	48	9		(2)		55

Operating liabilities	3,161	223		69	(3)	3,450

Investment related payables	28	2				30

Financing related payables	0	110				110

Changes in liabilities	3,189	335		69	(3)	3,590

Change in working capital from operating activities		(59)

Change in working capital from investment activities		2

Change in working capital from financing activities		127

(1)	This item is included in Financial Investments in the Balance Sheet.

(2)	Securitization transactions impacted the changes in working capital from financing activities.

(*)	This amount includes EUR 148 million related to the change in accounting method related to retirement obligations and related commitments.
.

4.22.2.	Changes in financial borrowings

	August 31, 2004	Increase/ (decrease)	Translation adjustments	Change in consolidation scope	February 28, 2005

Bonds	1,332	36			1,368

Bank borrowings	718	(121)	(62)		535

Bank overdraft balances	23	24	1		48

Capital lease obligations	46	2	(1)		47

Other borrowings	9				9

	2,128	(59)	(62)		2,007

4.22.3.	Acquisitions and disposals of tangible and intangible assets and subsidiaries

	Acquisitions	Disposals	Net

Tangible and intangible assets*	(88)	7	(81)

Variation in financial assets			0

Less: tax effects on disposals		1	1

Total change in tangible and intangible assets	(88)	8	(80)

Acquisitions (disposals) of subsidiaries	(2)		(2)

Less: cash in acquired and disposed companies, net		(3)	(3)

Less: tax effects on disposals			0

Net cash from changes in consolidation scope	(2)	(3)	(5)

TOTAL	(90)	5	(85)

*Amounts include other deferred charges relating to fixed assets.

4.23.	Commitments

4.23.1.	Off balance sheet commitments

		February 28, 2005			August 31, 2004

	< 1 years	1 – 5 years	> 5 years	Total	Total
Financial guarantees to third parties	52	19	9	80	74
Performance bonds on operating leases	13	10	5	28	38
Client performance bonds	8	7	0	15	16
Other commitments	1	4	0	5	7

Total	74	40	14	128	135

To our knowledge, with respect to the above table, there are no other significant off balance sheet commitments.

Sureties:

In connection with its Service Vouchers and Cards activity, Sodexho Alliance and its subsidiaries have secured cash amounts with different financial institutions, totaling EUR 9.7 million as of February 28, 2005. Other surety arrangements (security granted over equipment or buildings used for collateral) agreed to by Sodexho Alliance and its subsidiaries during the first semester 2004-2005 were not significant.

4.23.2.	Commitments to purchase or sell shares in companies

Commitments made

* Abra (subsidiary of Sodexho Scandinavian Holding AB)
The Group, through its Sodexho Scandinavian Holding AB subsidiary, has entered into a put agreement with the minority shareholders of Abra (located in Norway) to acquire the remaining 4.12% of the shares outstanding by November 2005, at the latest, for a price based upon a profit multiple. The minimum purchase price amount per the agreement is EUR 0.2 million and it is estimated at EUR 0.9 million, based on current projections.

* Smiling Faces
The Group, through its Sodexho Scandinavia Holding AB subsidiary, has entered into a put agreement between 2006 and 2012 to acquire the remaining 30% of the shares outstanding of Smiling Faces (located in Finland) for a price based upon a profit multiple. The purchase price is currently estimated at EUR 2.2 million.

* Altys Multiservices
The Group has entered into a put agreement to acquire 18.5% of the shares of Altys Multiservices from minority shareholders between October 1 and November 30, 2005 and 1.5% between October 1 and November 30, 2007 for a purchase price based on a multiple of the average economic profits as defined contractually in the year of exercise with an adjustment based on the following year’s results.

* Sodexho Italia
The Group has entered into a put agreement to acquire the remaining 2% of the shares of Sodexho Italia from the minority shareholders on July 1, 2010 at the latest for a purchase price based on a multiple of the average economic profits as defined contractually.

* Sodexho MM Catering
The Group has entered into a put agreement to acquire the remaining 9.5% of the shares of Sodexho MM Catering from the minority shareholders at any time for a purchase price based on a multiple of the average economic profits as defined contractually for a minimum amount of EUR 0.2 million.

Commitments received

* Patriot Medical Technologies, Inc.
The minority shareholders of Patriot Medical Technologies, Inc have entered into a call agreement with the Group, which allows the Group, during the period from September 3, 2003 and September 3, 2005, to acquire the remaining outstanding shares of Patriot Medical Technologies, Inc, if any, for the greater of US dollar 2 million and five times Patriot Medical Technologies, Inc.’s EBITDA, reduced by adjustments defined in the contract between the parties.

* Abra

The minority shareholders of Abra have entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above, in November, 2005 at the latest.

* Sodexho Italia:
The minority shareholder of Sodexho Italia has entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above, on July 1, 2010 at the latest.

* Altys Multiservice
18.5% of the minority shareholders of Altys Multiservice have entered into a call agreement to sell the remaining shares to the Group between October 1, 2005 and November 30, 2005 for a purchase price based on a multiple of the average economic profits as defined contractually in the year of exercise with an adjustment based on the following year’s results.

4.23.3.	Other commitments

Securitization

During fiscal 1999 our food management and services subsidiaries in the United Kingdom entered into a long-term agreement to securitize without recourse a portion of their accounts.

As of February 28, 2005, the amount securitized totaled GBP 42.3 million (EUR 61 million) within a program authorizing a maximum amount of GBP 55 million.

The increase in securitization of EUR 14 million (excluding foreign exchange effects) compared to August 31, 2004 is included under the caption “working capital from financing activities” in the cash flow statement.

4.23.4.	Commitments for stock options in Sodexho Alliance shares

Through its stock option plans, the Group is committed to deliver 1,855,797 Sodexho Alliance shares to employees of Sodexho, Inc. at an average price of USD 28.40 in connection with the acquisition of 53% of the shares of Sodexho Marriott Services in June 2001.

To date, 6,278,167 Sodexho Alliance shares have been granted by the Board of Directors to employees of the Group in connection with various stock option plans for an average price of EUR 25.96.

A stock option plan was established for which the Group has committed to increase the capital of Sogeres for the benefit of the optionees and to buy their shares no later than February 20, 2008. In connection with this agreement, a provision of EUR 4 million was recorded in the consolidated financial statements as of February 28, 2005.

4.23.5.	Commitments for operating leases

As of February 28, 2005, future payments over the remaining life of operating leases are as follows:
-	Less than one year:	EUR 88 million
-	Between one and five years:	EUR 151 million
-	More than five years:	EUR 22 million

Operating lease commitments relate to:
-	central kitchens under tri-partite agreements and counter-guarantees from French local authorities for EUR 52 million
-	rent for office space for EUR 119 million
-	various equipment (site equipment, vehicles, and other equipment) for EUR 90 million

	4.24.	Other information

	4.24.1.	Related parties

The subsidiaries of the Sodexho Alliance Group paid Sodexho Alliance SA EUR 65 million for management and coordination services provided and for using the trademark “Sodexho” during the first semester 2004-2005.

Bellon SA holds 38.53% of the capital of Sodexho Alliance.

Pursuant to an agreement between Bellon SA and Sodexho Alliance, Bellon SA invoiced Sodexho Alliance EUR 3 million for consulting and advisory services during the first half of 2004-2005.

	4.24.2.	Litigation

Sodexho Pass Do Brazil is involved in a dispute with the intervenor who represents Central Bank of Brazil regarding an investigation into the financial condition of Bancos Santos, concerning the existence of balances outstanding with Bancos Santos.

4.25.
Subsequent events

On April 29, 2005, the Group negotiated a new syndicated credit facility. This new syndicated facility is multi-currency, with a variable interest rate and for a maximum amount of EUR 460 million and USD 700 million.

This facility will mainly be utilized for making accelerated repayments on the April 2001 syndicated credit facility and on the May 2004 revolving credit facility.

The new credit facility expires in April 2010; the Group may extend it for two periods of one year each, at the discretion of the banks.

Except for the settlement discussed in Note IV, there have been no other significant events arising subsequent to February 28, 2005.

V	CONSOLIDATION SCOPE

The activities of the SODEXHO GROUP are carried out autonomously in different subsidiaries in each country where the Group has a presence. Under the control of the Executive Committee, each subsidiary has an independent organizational structure with its own Board, operating, human resources and financial and administrative management.

Companies managed by SODEXHO have been fully consolidated. Companies over which SODEXHO is able to exercise significant influence have been accounted for by the equity method.

All fully consolidated companies that do not have a February 28 6 months-end are consolidated on the basis of financial statements prepared as at February 28 and for the six months then ended (fiscal year-end of SODEXHO ALLIANCE).

A number of companies having minimal impact on the true and fair view of Group’s consolidated financial statements have been excluded from consolidation, notably those having revenues of less than EUR 2 million, net income or less of EUR 0.1 million and total assets of less than EUR 2 million.

No significant change in the scope of consolidation has occurred during the first half of 2004-2005.

VI	STATUTORY FINANCIAL STATEMENTS OF SODEXHO ALLIANCE (HOLDING COMPANY) FOR THE SIX MONTHS ENDED FEBRUARY 28, 2005

	6 months ended	6 months ended
	February 28, 2005	February 29, 2004

Revenue	23	27

Earnings before exceptional items and	91	61
income taxes

Net income	87	66

As Sodexho Alliance is the Group’s holding company, consolidated net income is the only relevant representation of the Group’s activity.

VII	EXCHANGE RATES

			1 €=	1 €=	1 €=	1 €=	1 €=

ISO code	COUNTRY	CURRENCY	closing rate February 28, 2005	average rate February 28, 2005	closing rate August 31, 2004	closing rate February 29, 2004	average rate February 29, 2004

AUD	AUSTRALIA	DOLLAR	1.673000	1.712137	1.729800	1.615900	1.665010

BRL	BRAZIL	REAL	3.432200	3.548494	3.546100	3.608700	3.481379

CAD	CANADA	DOLLAR	1.634000	1.596120	1.595800	1.675800	1.587403

CLP	CHILE	PESO (thousands)	0.765620	0.767461	0.757060	0.738030	0.748585

CNY	CHINA	YUAN	10.972200	10.715129	10.023700	10.278300	9.908690

USD	UNITED STATES	DOLLAR	1.325700	1.294645	1.211100	1.241800	1.197153

MXN	MEXICO	PESO	14.716900	14.612374	13.779300	13.738300	13.310282

GBP	UNITED KINGDOM	POUND	0.689750	0.692899	0.675500	0.670000	0.691980

SEK	SWEDEN	CROWN	9.057600	9.041890	9.126300	9.231500	9.092768

VEB	VENEZUELA	BOLIVAR (thousands)	2.542160	2.487030	2.334870	2.395660	1.938231

(1) The euro zone includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italia, Luxembourg, Netherlands, Portugal and Spain.

VIII	STATUTORY AUDITORS’ REPORT ON THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTH PERIOD ENDED FEBRUARY 28, 2005

Free translation of the French original

In our capacity as statutory auditors of Sodexho Alliance S.A. and in accordance with Article L. 232-7 of French Company Law (Code de commerce), we have performed the following procedures:

A review of the accompanying half-year consolidated financial statements, for the six-month period ended February 28, 2005,

A verification of the information provided in the half-year management report.

These half-year consolidated financial statements are the responsibility of the Board of Directors. Our responsibility, based on our review, is to express a conclusion on these half-year consolidated financial statements .

We conducted our review in accordance with professional standards applicable in France. These standards require that we plan and perform limited review procedures to obtain moderate assurance, which is less than that which would result from an audit, as to whether the half-year consolidated financial statements are free of material misstatement. A review does not include certain audit procedures and is limited to performing analytical procedures and to obtaining information which we considered necessary from management and other appropriate sources.

Based on our review, nothing has come to our attention that causes us to believe that the half-year consolidated financial statements, prepared in accordance with accounting principles generally accepted in France, do not present fairly, in all material respects, the financial position, the assets and liabilities of the Group as at February 28, 2005 and the results of its operations for the six month period then ended.

Without qualifying our conclusion, presented above, we draw attention to Notes 2 and 2.2 to the half-year consolidated financial statements on the change of accounting method arising from the first application of recommendation 2003-R.01 issued by the Conseil National de la Comptabilité on April 1, 2003.

We have also verified, in accordance with professional standards applicable in France, the information contained in the half-year management report on the half-year consolidated financial statements on which we have performed our review.

We have nothing to report with respect to the fairness of such information and its consistency with the half-year consolidated financial statements.

Paris and Paris La Défense, 10 May 2005

PricewaterhouseCoopers Audit	KPMG Audit

Département de KPMG S.A.

Hubert Toth	Patrick-Hubert Petit
Partner	Partner

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: May 25, 2005	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer